

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 11, 2018

Via E-mail
Seah Chia Yee
President
Leader Hill Corporation
Flat 1204 Block B, Mei Li Yuan,
Hong Ling Middle Road, Luohu
Shenzhen 518000 China

> **Re: Leader Hill Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 31, 2018**
> **File No. 333-223712**

Dear Mr. Seah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2018 letter.

Risk Factors, page 11

1.   We note your revisions in response to our prior comment 3. Please disclose in a risk factor at the beginning of your risk factor section that your auditor has expressed substantial doubt about your ability to continue as a going concern and provide disclosure regarding the risks associated with such opinion.

<u>Plan of Operations, page 14</u>

2.   We note your response to comment 6 of our prior letter and we reissue our comment. Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding.

        You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3758 with any other questions.

                                                Sincerely,

                                                /s/ Sandra Hunter Berkheimer

                                                Sandra Hunter Berkheimer
                                                Staff Attorney
                                                Office of Real Estate and
                                                Commodities

cc: Jeffrey DeNunzio
        V Financial Group, LLC
        Via E-mail